Exhibit 99.1

FOR IMMEDIATE RELEASE	12 February 2015

WPP PLC (“WPP”)

Kantar partners with comScore, the US-based internet audience measurement company

WPP announces that Kantar, its wholly-owned data investment management arm, has entered into a strategic global alliance with comScore, Inc, the US-based internet audience measurement company. The alliance, which covers territories outside the US, is designed to deliver world class cross-media audience and campaign measurement capabilities by bringing together products, technology, data assets, research panels and relationships from both companies.

The alliance includes an acquisition by WPP of a significant equity stake in comScore. WPP will offer to purchase up to 15.45% of comScore through a tender offer with an offering price of US$46.13 per share, and comScore will issue new shares representing 4.45% of comScore in consideration for certain Kantar European internet audience measurement assets, plus potentially additional new shares, depending on the result of the tender offer. Through a combination of new shares primary issuance by comScore and the tender offer, WPP will own a total stake in comScore of between 15 and 19.9%. The transaction is subject to customary regulatory approvals and is expected to be completed later in the year.

These agreements continue WPP’s strategy of developing its services in important markets and sectors and strengthening its capabilities in digital and data investment management businesses. WPP’s digital revenues (including associates) were well over US$6 billion in 2013, amounting to approximately 35% of the Group’s total revenues of US$17.3 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years.

The partnership will also strengthen the capabilities of Kantar, the data investment management division of WPP and one of the world’s largest insight, information and consultancy groups. By connecting the diverse talents of its 12 specialist companies, Kantar is the pre-eminent provider of compelling and inspirational insights for the global business community. Its 30,000 employees work across 100 countries and across the whole spectrum of research and consultancy disciplines, enabling the group to offer clients business insights at every point of the consumer cycle. The group’s services are employed by over half of the Fortune Top 500 companies. Worldwide, WPP’s data investment management companies (including associates) collectively generate revenues of about US$5 billion and employ over 34,000 people.

Cautionary Note Regarding Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, but not limited to, expectations regarding the impact and benefits to comScore from the partnership with WPP, financial or otherwise. These statements involve risks and uncertainties that could cause our actual results to differ materially, including, but not limited to: the features and characteristics of the products, the rate of development of the digital marketing intelligence, Internet advertising and e-Commerce markets; the growth of the Internet as a medium for commerce, content, advertising and communications; and the acceptance of new products and methodologies by the industry, including existing and prospective clients.

For a detailed discussion of these and other risk factors, please refer to comScore’s most recent respective Quarterly Reports on Form 10-Q, Annual Reports on Form 10-K and from time to time other filings with the Securities and Exchange Commission (the “SEC”), which are available on the SEC’s Web site ( http://www.sec.gov).

Stockholders of comScore are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date such statements are made. comScore does not undertake any obligation to publicly update any forward-looking statements to reflect events, circumstances or new information after the date of this press release, or to reflect the occurrence of unanticipated events.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any of comScore, Inc.’s common stock. The tender offer described herein has not yet been commenced. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the Securities and Exchange Commission, will be mailed to shareholders of record and will also be made available for distribution to beneficial owners of common stock. The solicitation of offers to buy comScore, Inc. common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. When they are available, stockholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the tender offer. When they are available, stockholders will be able to obtain the offer to purchase, the letter of transmittal and related documents without charge from the Securities and Exchange Commission’s Website at www.sec.gov or from the information agent that WPP selects. Stockholders are urged to read carefully those materials when they become available prior to making any decisions with respect to the tender offer.

Contact:

Feona McEwan, WPP London Chris Wade, WPP London	+44 (0)207 408 2204
Kevin McCormack, WPP New York	+1(212) 632 2239

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